

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Walter J. Scheller
Chief Executive Officer
Warrior Met Coal, Inc.
16243 Highway 216
Brookwood, Alabama 35444

      Re: Warrior Met Coal, Inc.
            Definitive Proxy Statement on Schedule 14A
            Filed March 14, 2022
            File No. 001-38061

Dear Walter J. Scheller:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Disclosure Review Program